Exhibit 1

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the information disclosed in the Notice to Shareholders dated February 23, 2021, hereby informs its shareholders and the market in general that, it received new correspondence, on this date, from its shareholder VICTOR ADLER and VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A, with the appointment of Ms. Cristiane do Amaral Mendonça to serve as an alternate member of Oi’s fiscal council, subject to a vote by holders of Oi’s preferred shares, replacing Mr. Marco Antônio de Almeida, who had been nominated by such shareholders for the aforementioned position in the correspondence sent on February 22, 2021. The curriculum vitae and other information of the new nominee is attached to this Notice to Shareholders.

The Company informs that such alternate candidate, as well as the effective candidate, will be included in the Remote Voting Bulletin and Proxy Card, which will be available for voting at Oi’s Ordinary General Shareholders’ Meeting, to be held on April 30, 2021.

Rio de Janeiro, February 26, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer